

April 19, 2012

Via E-mail
Mr. Charles Bancroft
Chief Financial Officer
Bristol Myers Squibb Company
345 Park Avenue
New York, New York   10154

Re: Bristol Myers Squibb Company
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 17, 2012
          Form 8-K Dated January 26, 2012
          Filed January 26, 2012
          File No. 001-01136

Dear Mr. Bancroft:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Accounting Policies
Research and Development, page 68

   1. In the last paragraph on page eight you indicate that research and development expenses include proportionate allocations of enterprise-wide costs. Please tell us the types of enterprise-wide costs that you allocate to research and development expense and the bases you use to allocate them. Also, tell us the amount of these enterprise-wide costs allocated to research and development expenses in each of the last three years. In your response, please clarify how these costs are clearly related to research and development activities and how your allocation is reasonable under ASC 730-10-25-2e.

Note 2. Business Segment Information, page 69

2. You disclose that you operate in a single segment and that the segment information you
present is consistent with the financial information regularly reviewed by the chief
operating decision maker, your chief executive officer, for purposes of evaluating
performance, allocating resources, setting incentive compensation targets, and planning
and forecasting future periods. Please demonstrate to us how you have one operating
segment and reference the authoritative literature you rely upon to support your position.
In your response, please explain why the six geographic regions identified in the table at
the bottom of page 69 are not operating segments. From your list of executive officers on
page 30, it appears that you may have presidents for each of your reported geographic
regions. Please explain why these presidents are not the segment managers identified in
ASC 280-10-50-7. In addition, please provide us with one set of the reports your chief
executive officer regularly reviews to evaluate performance, allocate resources, etc. and
tell us the frequency with which he reviews these reports. Tell us whether he reviews any
other reports on a less frequent basis and, if so, describe those reports.

3. Assuming your assertion that you operate in one segment is appropriate, please explain to
us how your presentation of a one-segment profit measure and its reconciliation to pre-
tax income from continuing operations is appropriate. Please reference for us the
authoritative literature you rely upon to support your presentation. In your response,
please explain to us why your segment income is not tantamount to a non-GAAP measure
that is prohibited from being disclosed in your financial statements by Item 10(e)(ii)(C)
of Regulation S-K.

Form 8-K filed January 26, 2012
Exhibit 99.1

4. In your earnings release on pages 13 and 14 you present entire statements of earnings to
reconcile your GAAP earnings to non-GAAP earnings. Please provide us proposed
revised non-GAAP reconciliation tables to be included in future earnings releases that
remove your presentation of entire statements of earnings. Please see Question 102.10 of
our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please
also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of
Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant